April 23, 2012

VIA EDGAR AND E-MAIL

Alison White
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	SEC Staff Comments on Post-Effective Amendment Nos. 87 and 88 to the Registration Statement on Form N-1A of EQ Advisors Trust (File Nos. 333-17217 and 811-07953)

Dear Ms. White:

On behalf of the above-referenced registrant, set forth below are comments that you provided concerning Post-Effective Amendment Nos. 87 and 88 on January 30, 2012 and February 14, 2012, respectively, to the Registration Statement on Form N-1A (the “Post-Effective Amendments”) of EQ Advisors Trust (the “Trust’), which were filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 13, 2012, and February 1, 2012, respectively, and the Trust’s responses thereto.  Your comments are set forth in italics and are followed by the Trust’s responses, which are reflected in the attached marked pages showing changes from the corresponding pages included in the Post-Effective Amendments.  Unless otherwise noted, defined terms have the same meanings as in the Post-Effective Amendments.

All Prospectuses

1.	Comment: Please supplementally confirm that the Trust will comply with the requirement to file an interactive data file as prescribed by General Instruction C(3)(g) to Form N-1A.

Response: The Trust confirms that it will comply with the requirement to file any interactive data file as prescribed by General Instruction C(3)(g) to Form N-1A.

2.
Comment: For each Portfolio that includes derivatives disclosure (particularly, the EQ/Real Estate PLUS Portfolio), please review the principal investment strategy and risk disclosure to ensure that it is not generic or standardized and that it describes the actual derivative instruments in which the Portfolio will invest and the related risks.  See Barry Miller Letter to the ICI dated July 30, 2010.

Response: The Trust has reviewed the prospectus disclosure for each Portfolio that invests in derivative instruments as part of its principal investment strategy and

Alison White.
April 23, 2012

confirms its belief that the information is not generic or standardized and that it describes the derivative instruments that the Portfolio intends to utilize and associated principal risks.

3.
Comment: Certain Portfolios that serve as underlying funds are also structured as fund-of-funds (see, e.g., EQ/Emerging Markets Equity PLUS Portfolio).  Please explain supplementally the legal basis under Section 12 of the 1940 Act for this structure.

Response: Please note that the EQ/Emerging Markets Equity PLUS Portfolio is not structured as a fund-of-funds portfolio.  Under normal circumstances, the Portfolio’s assets are allocated between two investment managers, each of which invests directly in non-investment company securities.  However, the Portfolio may invest up to 10% of its assets in ETFs as part of its principal investment strategy in reliance on Section 12(d)(1)(A) of the 1940 Act and certain exemptive relief thereunder granted by the SEC.

The Trust’s Portfolios that are structured as fund-of-funds portfolios generally rely on Section 12(d)(1)(G) of the 1940 Act and the related rules thereunder (“Section 12(d)(1)(G) Funds”).  Consistent with the terms of those provisions, the Section 12(d)(1)(G) Portfolios (i) only invest in other investment companies that are in the same “group of investment companies” as defined in Section 12(d)(1)(G)(ii), (ii) only make investments eligible under Section 12(d)(1)(G)(i)(B) and the related rules thereunder, (iii) do not impose a sales charge (other than a Rule 12b-1 fee equal to a maximum annual rate of 0.25%) and purchase Class K shares of the underlying portfolios in which they invest, which do not impose any sales charges or Rule 12b-1 fees, and (iv) do not invest in other funds that are structured as funds-of-funds in reliance on Section 12(d)(1)(F) or (G).  The EQ/Emerging Markets Equity PLUS Portfolio is an eligible investment option for the Section 12(d)(1)(G) Portfolios because (i) it is in the same “group of investment companies” as the Section 12(d)(1)(G) Portfolios, (ii) it sells Class K shares to such Portfolios, and (iii) it is not structured as a fund-of-funds portfolio under Section 12(d)(1)(F) or (G).

4.
Comment: Please disclose the notice period shareholders would receive before the investment objective is changed.  The staff noted that 30 days notice is a common practice.  Disclosing that the investment objective may be changed “at any time” is acceptable.

Response: The Trust has clarified that a Portfolio can change its investment objective without prior notice.

Alison White.
April 23, 2012

5.	Comment: Please supplementally confirm that, in the example, the expense limit is only reflected for the period of the waiver.

Response: The Trust confirms that, in the example, the expense limit is only reflected for the period of the waiver.

6.
Comment: For each Portfolio that includes short position risk as a principal risk, please make sure that the principal investment strategy discloses that the Portfolio may engage in short sales and the purposes for doing so.

Response: The Trust has removed short position risk as a principal risk for the Portfolios that included short position risk as a principal risk.

7.	Comment: If short sales will be significant for any Portfolio, please include a line item to the fee table showing the dividend and interest expenses associated with selling securities short.

Response: The Trust has not added a line item to the fee table for any Portfolio showing dividend and interest expenses associated with selling securities short because the Portfolios will not engage in short sales to a significant extent.  The Portfolios seeking short exposure generally will obtain such exposure through the use of derivatives, such as futures contracts, which do not involve the same types of dividend and interest expenses for a Portfolio as short sales.

8.
Comment: Please review the footnote to the fee table to make sure that it correctly describes the expense limitation arrangement and that it is consistent with the expense limitation disclosure given that the expense limitation disclosure notes that short sales are excluded, but the footnote does not mention this.

Response: The Trust has reconciled the disclosure by revising the footnote to reflect that dividends and interest expenses on securities sold short are excluded from a Portfolio’s annual operating expenses.

Equity and Fixed Income Portfolios

9.	Comment: Please define the term “Underlying Portfolios” in the affiliated portfolio risk on page 31.

Response: The Trust has deleted the affiliated portfolio risk, and the term “Underlying Portfolios” no longer appears in the prospectus.

Alison White.
April 23, 2012

10.	PLUS Portfolios

Comment: Please supplementally confirm that ETF expenses are considered when deciding that the “Acquired Fund Fees and Expenses” line item is not necessary for the fee table.  If necessary, please include the footnote required by Instruction 3(f)(vi) to Item 3 of Form N-1A.

Response: The Trust confirms that it considered ETFs when determining that an Acquired Fund Fees and Expenses line item was not needed.

11.	EQ/Emerging Markets Equity PLUS Portfolio

(a)	Comment: Please consider naming some of the countries in which the Portfolio may invest.

Response: The Trust has revised the Portfolio’s investment strategy disclosure to reflect that an emerging market country is any country included in the Morgan Stanley Capital International Emerging Markets Index, or any country that the World Bank or similar major financial institution has determined to have a low or middle economy.

(b)	Comment: Please disclose in the principal investment strategy section that the Portfolio may engage in short sales and the purposes for doing so.

Response: The Trust has not made the requested changes because the Portfolio will not engage in short sales to a significant extent.

12.	EQ/International Small Cap PLUS Portfolio

(a)	Comment: Please disclose in the principal investment strategy section that the Portfolio may engage in short sales and the purposes for doing so.

Response: The Trust has not made the requested changes because the Portfolio will not engage in short sales to a significant extent.

(b)	Comment: Please explain what it means to “generate alpha” (see page 8).

Response: The Trust has deleted the language and revised its disclosure to reflect that the Adviser seeks to construct a portfolio that seeks to outperform its benchmark primarily through stock selection.

Alison White.
April 23, 2012

13.	EQ/Natural Resources PLUS Portfolio

(a)	Comment: Please disclose in the principal investment strategy section that the Portfolio may engage in short sales and the purposes for doing so.

Response: The Trust has not made the requested changes because the Portfolio will not engage in short sales to a significant extent.

(b)	Comment: Please explain the phrases “normalized view …” and “top-down global allocation” in the disclosure that discusses how the sub-adviser selects investments for the Portfolio.

Response: The Trust has deleted the phrase “normalized” and has revised its disclosure to clarify the Adviser’s stock selection process.

14.           EQ/Real Estate PLUS Portfolio

Comment: Please disclose in the principal investment strategy section that the Portfolio may purchase convertible securities and the purposes for doing so.

Response: The principal investment strategy section discloses that the Portfolio may invest in convertible securities of issuers in real estate-related industries.  The Trust has added disclosure that such convertible securities have the potential to generate capital appreciation and/or income.

15.	EQ/High Yield Bond Portfolio

(a)
Comment: Please supplementally confirm that the description of the expense limitation arrangement in the footnote to the fee table is consistent with the fee table.  The footnote says that acquired fund fees and expenses will be excluded, but the fee table seems to include the acquired fund fees and expenses.

Response: The Trust has revised the fee table to exclude acquired fund fees and expenses, and deleted the Acquired Fund Fees and Expenses line item in the fee table and the footnote to the fee table describing the expense limitation arrangement because the line item is no longer necessary.

(b)	Comment: Please supplementally confirm that any ETF expenses are reflected in the Acquired Fund Fees and Expenses line item in the fee table.

Response: The Trust confirms that ETF expenses are reflected in the Acquired Fund Fees and Expenses line item in the fee table, where applicable.

Alison White.
April 23, 2012

(c)	Comment: Please explain how the amounts and figures were calculated in the expense example.

Response: The Trust has revised the numbers and confirms that the figures were calculated in accordance with Form N-1A.

(d)	Comment: Please explain the phrases “investment themes,” “covenant protection,” and “credit metrics” in the disclosure that discusses how the sub-adviser selects investments for the Portfolio.

Response: The Trust has made the requested changes.

(e)	Comment: Please disclose in the principal investment strategy section that the Portfolio may purchase foreign securities, and large-cap, mid-cap and small-cap companies and the reasons for doing so.

Response: The prospectus currently discloses in the principal investment strategy section that the Portfolio may purchase foreign securities.  The Trust has revised its principal investment strategy disclosure to clarify that the Portfolio mayinvest in debt securities issued by large-cap, mid-cap and small-cap companies.

16.	EQ/PIMCO Real Return Portfolio

Comment: Please supplementally confirm that, in the example, the expense limit is only reflected for the period of the waiver.

Response: The Trust confirms that, in the example, the expense limit is only reflected for the period of the waiver.

All Asset Allocation Portfolios

17.	Comment: Please supplementally confirm that any ETF expenses are reflected in the Acquired Fund Fees and Expenses line item in the fee table.

Response: The Trust confirms that ETF expenses are reflected in the Acquired Fund Fees and Expenses line item in the fee table, where applicable.

Alison White.
April 23, 2012

18.
Comment: Please review the footnote to the fee table to make sure that it correctly describes the expense limitation arrangement and that it is consistent with the expense limitation disclosure on page 40.

Response: The Trust has revised the footnote to reflect that pursuant to the Expense Limitation Agreement, the Manager has agreed to make payments or waive its fees so that the annual operating expenses of the Portfolios do not exceed an annual rate of average daily net assets of 0.35% for Class IB shares and 0.10% for Class K shares of the Portfolio, consistent with the expense limitation disclosure.  The Trust has also revised the footnote and expense limitation disclosure to reflect that dividends and interest expenses on securities sold short are excluded from a Portfolio’s annual operating expenses, consistent with the expense limitation disclosure included for other Portfolios.

19.
Comment: Please revise the second-to-last sentence (starting with “The Portfolio’s current asset allocation target…”) in the first paragraph of the principal investment strategy section of the summary prospectus so that it is written in plain English.  Consider breaking the sentence into two sentences.

Response: The Trust has made the requested changes.

AXA Aggressive Strategy Portfolio

20.	Comment: Please supplementally confirm that any ETF expenses are reflected in the Acquired Fund Fees and Expenses line item in the fee table.

Response: The Trust confirms that ETF expenses are reflected in the Acquired Fund Fees and Expenses line item in the fee table, where applicable.

21.	Comment: Please review the footnote to the fee table describing the expense limitation on page 3 and supplementally confirm that it is accurate.

Response: The Trust has reviewed and revised the footnote to the fee table describing the expense limitation on page 3 and confirms that it is accurate.

22.	Comment: Please supplementally confirm the accuracy of the expense limitation disclosure on page 27.

Response: The Trust has revised the expense limitation disclosure and confirms that it is accurate.

Alison White.
April 23, 2012

Statement of Additional Information

23.	Comment: Please make sure that the fourth to last sentence under “Time and Demand Deposits” (e.g., “Demand deposits are subject to general…”) is complete.

Response: The Trust has made the requested change.

24.	Comment: Please consider whether the “short sales against-the-box” column on page A-3 should have a “Y” for the PLUS Portfolios and the EQ/High Yield Bond Portfolio.

Response: The Trust has made the requested changes.

25.	Comment: Please define the EQ/High Yield Bond Portfolio in the portfolio manager section on page C-6.

Response: The Trust has made the requested change.

26.	Comment: Please replace the “Global Diversified Income Fund” with the EQ/High Yield Bond Portfolio, if correct, on page C-7.

Response: The Trust has replaced “Global Diversified Income Fund” with “Fund.”

P Part C

27.           Exhibits

Comment: Please file copies of the Trust’s executed agreements, rather than “forms of” the agreements, except as otherwise permitted by Rule 483 under the Securities Act of 1933.

Response: The Trust will file as exhibits to the Registration Statement the executed versions of the agreements, except as otherwise permitted by Rule 483.

Other

28.  Comment:  Please provide “Tandy” representations.

Response:  A “Tandy” letter will be submitted in the form of an EDGAR correspondence with Post-Effective Amendment No. 91.

* * * * *

Alison White.
April 23, 2012

If you have any questions or comments regarding the foregoing, please contact me at (202) 778-9351.

Sincerely,

/s/ Mark C. Amorosi

Mark C. Amorosi

Enclosure

cc:	Patricia Louie, Esq.
William MacGregor, Esq.
AXA Equitable Funds Management Group, LLC

Clifford J. Alexander, Esq.
K&L Gates LLP